  Exhibit 99.2
EMGOLD MINING CORPORATION
Suite 1015 – 789 West Pender Street
Vancouver, B.C. V6C 1H2
www.emgold.com

December 12, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD SIGNS LETTER OF INTENT
TO LEASE, WITH OPTION TO PURCHASE,
THE MARIETTA PROPERTY, NEVADA

Vancouver, British Columbia - Emgold Mining Corporation (TSXV: EMR) (“Emgold” or the “Company”) announces it has signed a Letter of Intent (“LOI”) with MSM Resource LLC (“MSM”) to lease, with option to purchase, a 100% interest in the Marietta Property, Nevada (the “Property”). The Property is an early-stage exploration property located in the Walker Lane area of western Nevada about 40 miles south of the town of Hawthorne. It consists of 13 patented mining claims and 12 unpatented mining claims. The Property has exploration potential for discovery of shallower hydrothermal gold and silver mineralization and copper porphyry mineralization. The transaction (the “Transaction”) is subject to completion of a definitive option to purchase agreement “the Definitive Agreement” and may be subject to TSX Venture Exchange approval. All currency amounts in this press release are in $US. The Transaction is an arms-length Transaction.

Terms of the Transaction

Emgold has agreed to lease the Property for a five year period (the “Lease Period”) to conduct exploration. Annual lease payments (“Lease Payments”) required to be paid by Emgold to MSM are outlined in Table 1 below:

Table 1
Payments to MSM During the Lease Period
Timing of Lease Payment	Payment $US
Due Diligence Payment (completed)	$25,000
Closing of Transaction	$75,000
Year 1 Anniversary of Closing	$100,000
Year 2 Anniversary of Closing	$100,000
Year 3 Anniversary of Closing	$100,000
Year 4 Anniversary of Closing	$100,000
Total	$500,000

During the Lease Period, Emgold will be responsible for making all claim fees and tax payments required to keep the patented and unpatented claims comprising the Property in good standing. There are no exploration work commitments.

Emgold will have a further option to acquire a 100% interest in the Property (in increments of 25% each year) over a four year period (the “Option Period”) in exchange for the following option payments to be made to MSM (the “Option Payments”), as shown in Table 2 below:

Table 2
Payments to MSM During the Purchase Period
Timing of Option Payment	Payment $US	% Ownership
Exercise of Option	$1,000,000	25%
1st Anniversary of Exercise of Option	$1,000,000	50%
2nd Anniversary of Exercise of Option	$1,000,000	75%
3rd Anniversary of Exercise of Option	$1,000,000	100%
Total	$4,000,000	100%

During the Option Period, Emgold will be responsible for making all claim fees and tax payments required to keep the patented and unpatented claims comprising the Property in good standing.

Should the Property’s patented claims go into commercial production, regardless of the operator of the Property at such time, all remaining Lease Payments and Option Payments shall become due on or before the first day of such commercial production. The total to be paid by Emgold to MSM will be of an amount of $4,500,000, representing the total combined Lease Payments and Option Payments, less any Lease Payment or Option Payment previously paid by Emgold to MSM during the term of the Definitive Agreement to be further entered between the Company and MSM.

A 1.0% Net Smelter Royalty (“NSR”) will be granted to MSM on the Property patented claims, being agreed that the entire amount of the NSR can be repurchased by Emgold on or before a period of 24 months after the Property reaches commercial production, for an amount of $1,000,000.

The Transaction is subject to a Finder’s Fee to be paid to an arms-length privately held company (the “Finder”). The fee will be 5% of the value of any Option Payments made to MSM, to be paid to the Finder at the time such Option Payment is made, if any, up to an aggregate maximum of $200,000. The Finder’s fee may be subject to Exchange approval.

The 12 unpatented claims comprising the Property are currently leased, with option to purchase, by MSM to a third party. As part of the Definitive Agreement, Emgold will be assigned MSM’s rights and obligations under this underlying lease. Any benefits obtained from underlying lease after completion of closing of the Transaction, if any, shall be to Emgold’s account. Should the 12 unpatented mining claims be acquired by the third party through its option to purchase in the underlying lease, Emgold would acquire only the 13 patented mining claims.

About the Marietta Property

The Property is situated in the Marietta Mining District, Mineral County, Nevada in the western part of the state near the margin of the Basin and Range province. The Marietta Mining District is located in the east-central Excelsior Mountains. It is situated within the northwest-trending Walker Lane mineral belt of the western Basin and Range province, which hosts numerous gold and silver deposits.

The area is accessible from Reno, NV, via Interstate 80, to U.S. Highway 50 east, to U.S. Highway 95 south, to Nevada State Route 360 west, to the Marietta turn off, then approximately nine miles (14.5 km.) west on an improved dirt road to the town site of Marietta. From the town site of Marietta, unimproved dirt roads lead north into the project area.

As the 12 unpatented claims are leased to a third party, Emgold’s exploration will therefore focus on the 13 patented mining claims known as the Marietta Mines area. The Marietta Mines area (also known as Giroux Mines) has been subject to historic mining activities with unknown production from the 1870’s to the 1950’s. Historic shafts and adits occur on the claims.

Modern exploration of the Marietta Mines area has consisted of exploration by MSM in 2005 and Azteca Gold Corporation (“Azteca”) in 2007 and 2008. This work consisted of geological mapping, rock chip and soil sampling, a ground magnetic survey, gravity survey, and an IP resistivity survey.

In 2005, CGF Geological Consultants (“CGF”) of Reno, Nevada mapped the geology and sampled seven underground mines (adits and tunnels into the hillside) at Marietta for MSM. A total of 2,864 feet of underground mapping was completed in seven historic mine workings – MAR-01 through Mar-07, along with the collection and analysis of 139 rock chip samples. Most samples were channel samples taken along the ribs of tunnels and were 20 feet in length.

CGF noted that the historic mine workings could be broken into two groups: those developed in altered metamorphosed volcanics, which were apparently explored for copper resources (mines MAR-01, MAR-02, MAR-03 and MAR-06); and mines developed in metamorphosed sandstone and conglomerate, which were mined for gold (mines MAR-04, MAR-05 and MAR-07). Two mines, MAR-05 and MAR-06, were at least partially developed in both rock types.

CGF determined that at least three types of metal mineralization occur on the property, with two being gold systems and a third being a copper-rare earth system. The oldest gold mineralization is high grade mesothermal quartz veins. Those have been cross-cut by a younger gold event (possibly epithermal). Gold mineralization is almost entirely hosted within the metamorphosed sandstones and conglomerates located in the central and western portion of the region.

Table 3 shows the average gold, silver and copper mineralization obtained from the CGF’s rock chip samples in each mine. Mines MAR-01, MAR-02 and MAR-03 are located in the eastern side of the claims, MAR-04 and MAR-07 are in the central area, and MAR-05 and MAR-06 are to the western side of the claims. Copper grades appear higher on the east side of the claims and gold grades appear higher on the central and west sides of the patented claims.

Table 3
Average Grades of Rock Chip Samples from Historic Underground Mine Workings
Marietta Property, Nevada
Mine	#Samples	Gold (ppb)	Silver (ppm)	Copper (ppm)
MAR-01	9	11	0.36	481
MAR-02	4	56	4.28	1,258
MAR-03	55	70	4.18	2,977
MAR-04	17	1,230	0.97	371
MAR-05	18	7,020	4.83	741
MAR-06	9	60	0.43	173
MAR-07	27	1,890	1.66	106.0

Note: 1 ppm = 1 g/t for gold and silver, 10,000 ppm = 1% for copper.

The sampling procedures and security for the samples collected by CGF Geological Consultants is unknown. Samples were sent to ALS Chemex in Reno, NV. The analyses performed on the samples was AuFA 23 for gold and ICP ME 61+ Hg.

MSM and Azteca Gold conducted soil and rock sampling programs in 2005, 2007, and 2008 over an area of about one-third of the patented claims. This sampling showed a mineralized area with elevated gold, copper, and silver mineralization over an area of approximately 3,000 feet by 1,000 feet. The size of the mineralized is limited by the sampled area, and is open in all directions.

Geophysics work completed by MSM and Azteca in a variety of surveys presents a conceptual model of hydrothermal alteration along structures in the area with mineral deposition in porous units, including a postulated third state of mineralization. A possible source for the hydrothermal fluids may be a porphyry system at depth. A geophysical program was carried out by Quantec Geoscience USA Inc.("Quantec") of Reno, Nevada in 2007. The purpose of the program was to better define the detachment faults and mineralized structures evident on the surface of the patented claim block. Quantec utilized both Induced Polarization ("IP") and Magnetometry ("MAG") in the course of the program. Analysis of the geophysical data by Quantec indicates a series of parallel, near surface chargeability features which may represent mineralized structures. In addition Quantec identified a larger, underlying chargeability feature which may represent an intrusive.

Emgold’s qualified person has not verified the historic exploration data disclosed in this press release but believes the historic work was performed by competent personnel or companies, following industry standard practices or procedures, and the historical exploration data is reliable.

Emgold exploration plans include geologic mapping, geological sampling, additional geophysics with a 3D modelling of potential porphyry at depth, and drilling to test both the shallower hydrothermal targets for potential vein and bulk disseminated gold-silver mineralization as well as drilling to test for a deeper porphyry target.

David Watkinson, President and CEO of Emgold stated, “Marietta represents an exciting exploration property on private ground (patented claims) that has multiple exploration targets. Surface rock chip and soil sampling, underground rock chip sampling, and geophysics have identified targets that can be quickly drilled to access their potential”.

About Emgold

Emgold is a Vancouver based gold exploration and mine development Company with exploration properties located in the Quebec, Nevada, and British Columbia. These include the Troilus North property in Quebec, the Golden Arrow, Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide properties in Nevada, and the Stewart and Rozan properties located in British Columbia.

Robert Pease, CPG, a qualified person under the NI 43-101 instrument, has reviewed and approved the content of this press release.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.

President & CEO

For further information, please contact:

David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated results from exploration activities, the discovery and delineation of mineral deposits/resources/reserves and the anticipated business plans and timing of future activities of the Company, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events.

The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including completion of the sale of the Troilus North Property, further exploration, development, or mining activities on the Marietta Property, operating and technical difficulties in connection with mineral exploration and development activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX Venture Exchange acceptance of any other current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. The Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

The Company does not undertake to update any forward-looking information provided in this press release or Management's Discussion and Analysis, except as, and to the extent required by, applicable securities laws. For more information on the Company and its business, investors should review the Company’s annual information form and other regulatory filings filed with securities commissions or similar authorities in Canada that are available on SEDAR at www.sedar.com. The Company reviews its forward-looking statements on an ongoing basis and updates this information when circumstances require it.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.